UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

ZJK Industrial Co., Ltd. (the “Company”) is furnishing this Form 6-K to provide (i) unaudited consolidated financial statements for the six months ended June 30, 2025 and 2026 and related notes, attached hereto as Exhibit 99.1, (ii) operating and financial review and prospects for the six months ended June 30, 2025 and 2026, attached hereto as Exhibit 99.2, and (iii) press release titled “ZJK Industrial Co., Ltd. Reports Financial Results for First Half of Fiscal Year 2026,” attached hereto as Exhibit 99.3.

Incorporation by Reference

This Form 6-K is hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288383) filed with the SEC on June 27, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-293519) that was initially filed with the SEC on February 17, 2026 and declared effective by the SEC on March 27, 2026.

Exhibits

Exhibit Number	Exhibit Description
99.1	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2026
99.2	Operating and Financial Review and Prospects for the Six Months Ended June 30, 2025 and 2026
99.3	Press Release titled “ZJK Industrial Co., Ltd. Reports Financial Results for First Half of Fiscal Year 2026”
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ZJK Industrial Co., Ltd.
(Registrant)

By:	/s/ Ning Ding
Name:	Ning Ding
Title:	Chief Executive Officer, Chief Financial Officer, Chairman of the Board and Director

Date: September 21, 2026